Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

(1) APPLICATION FOR CONVERSION TO

PRIMARY LISTING;

(2) CONTINUING CONNECTED TRANSACTIONS;

(3) PROPOSED GRANT OF

SHARE REPURCHASE MANDATE AND

ISSUANCE MANDATE;

(4) PROPOSED AMENDMENTS TO

THE 2018 SHARE INCENTIVE PLAN AND

TERMINATION OF THE GLOBAL SHARE PLAN; AND

(5) PROPOSED ADOPTION OF

NEW ARTICLES OF ASSOCIATION

Financial Adviser to the Company

Independent Financial Adviser to

the Independent Board Committee and independent Shareholders

APPLICATION FOR CONVERSION TO PRIMARY LISTING

The Company has applied to the Stock Exchange with regards to the Proposed Conversion and on April 29, 2022, the Company received the acknowledgement from the Stock Exchange in respect of the application for the Proposed Conversion. The Effective Date, being the date on which the Proposed Conversion will become effective, is expected to be October 3, 2022. Upon the Effective Date, the Company will be dual primary listed on the Stock Exchange in Hong Kong and the Nasdaq in the U.S.

CONTINUING CONNECTED TRANSACTIONS

The Board announces that on April 29, 2022, the Company entered into the Payment Services Agreement, the Cloud Services Agreement and the Collaboration Agreements, with associates of Tencent. Tencent is one of the substantial Shareholders of the Company. Accordingly, pursuant to Chapter 14A of the Listing Rules, Tencent and its associates shall be connected persons of the Company and the Payment Services Agreement, the Cloud Services Agreement, the Collaboration Agreements, and the transactions contemplated thereunder shall constitute continuing connected transactions of the Company, upon the Effective Date.

PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND ISSUANCE MANDATE

Ordinary resolutions will be proposed at the AGM to approve the grant of (i) a share repurchase mandate to the Directors to repurchase Class Z Ordinary Shares and/or ADSs not exceeding 10% of the number of issued Shares as of the date of the resolution granting the share repurchase mandate, and (ii) an issuance mandate to the Directors to allot, issue or deal with unissued Class Z Ordinary Shares and/or ADSs not exceeding 20% of the number of issued Shares as of the date of the resolution granting the issuance mandate.

PROPOSED AMENDMENTS TO THE 2018 SHARE INCENTIVE PLAN AND TERMINATION OF THE GLOBAL SHARE PLAN

The Company intends to approve (i) certain amendments to the 2018 Share Incentive Plan; and (ii) the termination of the Global Share Plan, each with effect from the Effective Date.

PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION

The Board has proposed to amend the existing Articles of Association by adopting a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association in order to comply with Appendix 3 to Listing Rules upon the Proposed Conversion.

This announcement is issued pursuant to paragraph 3.29 of Guidance Letter HKEX-GL112-22 (the “Guidance Letter”) and Rule 13.51(1) of the Listing Rules.

1.	APPLICATION FOR CONVERSION TO PRIMARY LISTING AND RECEIPT OF PROPOSED CONVERSION EXCHANGE ACKNOWLEDGMENT

1.1	Background

The Company has been primary listed on the Nasdaq (Ticker Symbol: BILI) since March 2018 and secondary listed on the Stock Exchange (stock code: 9626) as a non- grandfathered Greater China issuer pursuant to Chapter 19C of the Listing Rules since March 2021. Taking into account the significant increase in the trading volume of the Shares traded on the Stock Exchange since the secondary listing in Hong Kong, the nexus between Hong Kong and the principal business operations of the Company in the PRC, as well as the long-term business development and prospects of the Company (including but not limited to further broadening the investor base in China), the Company announced on March 16, 2022 that the Board approved a motion to pursue the Proposed Conversion and authorized the Company’s senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Proposed Conversion, a voluntary conversion of its secondary listing status to primary listing on the Stock Exchange, including the removal of the stock marker “S” from its stock short name on the Effective Date.

The Company has applied to the Stock Exchange with regards to the Proposed Conversion (the “Proposed Conversion Application”) and on April 29, 2022, the Company received the acknowledgement from the Stock Exchange in respect of the Proposed Conversion Application issued pursuant to paragraph 3.24 of the Guidance Letter (the “Proposed Conversion Exchange Acknowledgment”). The Effective Date, being the date on which the Proposed Conversion will become effective, is expected to be October 3, 2022. Upon the Effective Date, the Company will be dual primary listed on the Stock Exchange in Hong Kong and the Nasdaq in the U.S.

1.2	Compliance with applicable Listing Rules upon Proposed Conversion

Upon the Effective Date, it is expected that the Company will be able to comply with all the relevant Listing Rules applicable to a dual primary listed issuer, including the Listing Rules subject to the waivers and exemptions granted or applicable to the Company as a secondary listed issuer on the Stock Exchange (the “Existing Waivers”) which will/ are expected to be withdrawn or will be no longer applicable upon the Effective Date, unless otherwise separately waived or exempted by the Stock Exchange. In preparation of the Proposed Conversion and prior to the Effective Date, the Company will make the necessary arrangements, including, among others, the following to enable it to comply with the relevant Listing Rules applicable to a dual primary listed issuer:

(i)

obtain Shareholders’ approval on certain matters, including the continuing connected transactions contemplated under the Cloud Services Agreement and the Collaboration Agreement, the proposed grant of the share repurchase mandate and issuance mandate, and the proposed adoption of the new Articles of Association, at the AGM;

(ii)	amend the 2018 Share Incentive Plan and terminate the Global Share Plan;

(iii)

put in place the necessary internal control measures, such as adopting a code of conduct regarding securities transactions by Directors on terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules and policies in respect of restrictions on purchase of its own Shares, notifiable transactions and connected transactions;

(iv)	amend the charters of its audit committee and compensation committee; and

(v)

continue to engage its compliance advisor to advise on compliance with the applicable laws and regulations, as well as the Listing Rules, to enable it to comply with all applicable laws, regulations and Listing Rules upon the Proposed Conversion.

In the event the Company is unable to demonstrate full compliance with an applicable Listing Rule in time (where no waiver has been granted by the Stock Exchange) upon the Effective Date, the Stock Exchange may request the Company to delay the Effective Date. For the avoidance of doubt, notwithstanding the submission of the Proposed Conversion Application or receipt of the Proposed Conversion Exchange Acknowledgment, the Company will continue to be entitled to the Existing Waivers before the Effective Date provided that it remains primary listed on the Nasdaq, being a recognized stock exchange. Such Existing Waivers include, among others, the following specific waivers granted by the Stock Exchange, exemption and ruling granted by the Securities and Futures Commission of Hong Kong, on an individual basis:

Rules	Subject matter
Rule 2.07A of the Listing Rules	Printed Corporate Communications

Rule 13.25B of the Listing Rules	Monthly Return

Paragraph 3(b) of Practice note 15 to the Listing Rules	Three-year Restriction on Spin-offs

Section 4.1 of the Introduction to the	Not a public company in Hong Kong under

Takeovers Code	Takeovers Code

Part XV of the SFO	Disclosure of interests under Part XV of SFO

Details of the aforementioned Existing Waivers are set out in the Prospectus. In the event of withdrawal of any of the aforementioned Existing Waivers upon the Effective Date, the Company would fully comply with such Listing Rules and provisions of the SFO and be considered a “public company in Hong Kong” for the purposes of the Takeovers Code.

1.3	Applications for Waivers for the Proposed Conversion into a primary listing

In preparation for the Proposed Conversion, the Company has sought, subject to the approval of Stock Exchange which may or may not be granted, the following waivers and exemptions from strict compliance with the following provisions of the Listing Rules:

Rules	Subject matter
Rules 3.28 and 8.17 of the Listing Rules	Joint Company Secretaries

Rule 19.25A of, and note 2.1 to paragraph 2 of Appendix 16 to, the Listing Rules	Use of U.S. GAAP

Rules 14A.35, 14A.36, 14A.52 and 14A.53 of the Listing Rules	Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

(a)	Joint Company Secretaries

Requirements under the Listing Rules

Rules 3.28 and 8.17 of the Listing Rules require the Company to appoint as its company secretary an individual who, by virtue of his academic or professional qualifications or relevant experience, is, in the opinion of the Stock Exchange, capable of discharging the functions of company secretary.

Reasons for applying for the waiver

The Company appointed, with effect from the Effective Date, Ms. Chau Hing, Ling Anita (周慶齡) (“Ms. Chau”) of Vistra Corporate Services (HK) Limited and Mr. Xin Fan (“Mr. Fan”), chief financial officer of the Company, as joint company secretaries. Details of Mr. Fan’s biography are set out on page 266 of the Prospectus.

Ms. Chau joined Vistra Corporate Services (HK) Limited in 2013 and currently serves as a director of the corporate services department, where she leads a team of professional staff to provide a full range of corporate services and listed company secretary services. Ms. Chau has over 20 years of experience in the corporate services industry and is currently the company secretary of multiple public listed companies in Hong Kong. Ms. Chau received a Master of Law majoring in corporate and financial law from The University of Hong Kong. She has been a fellow member of The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrator) in the United Kingdom and The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) since May 2013.

The Company’s principal business activities are outside Hong Kong. There are practical difficulties in finding persons who possess Mr. Fan’s day-to-day knowledge of the Company’s affairs while also having the academic and professional qualifications required. The Company believes that Mr. Fan, by virtue of his knowledge and past experience in handling corporate administrative matters of the Company, is capable of discharging the functions of a joint company secretary. The Company also believes that it would be in the best interest of the Company and the corporate governance of the Group to have a person such as Mr. Fan, who is an employee of the Company and has day-to-day knowledge of the Company’s affairs, as its joint company secretary. Mr. Fan has the necessary nexus to the Board and close working relationship with management of the Company to perform the function of a joint company secretary and take the necessary actions in the most effective and efficient manner.

Waiver application

Accordingly, the Company has applied for a waiver from strict compliance with Rules 3.28 and 8.17 of the Listing Rules for a three-year period from the Effective Date in respect of the appointment of Mr. Fan as a joint company secretary of the Company, subject to the Stock Exchange’s approval and the conditions that (i) Mr. Fan must be assisted by Ms. Chau (being a person who possesses the qualifications or experience as required under Rule 3.28 of the Listing Rules and is appointed as a joint company secretary) throughout the three-year period, and (ii) the waiver can be revoked if there are material breaches of the Listing Rules by the Company.

(b)	Use of U.S. GAAP

Requirements under the Listing Rules

Rule 19.25A of the Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Stock Exchange, which are normally HKFRS or IFRS. Where the Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Stock Exchange. In such cases the Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

Note 2.1 to Paragraph 2 of Appendix 16 to the Listing Rules requires the Company to prepare its financial statements in the financial reports to be in conformity with: (a) HKFRS; (b) IFRS; or (c) China Accounting Standards for Business Enterprises in the case of companies incorporated in China, subject to Note 2.6 to Paragraph 2 of Appendix 16 to the Listing Rules. Note 2.6 to Paragraph 2 of Appendix 16 to the Listing Rules provides that the Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix 16 to the Listing Rules.

In the Guidance Letter HKEX-GL111-22, the Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, a dual primary or secondary listing in the U.S. and on the Stock Exchange can be prepared in conformity with U.S. GAAP. The Guidance Letter HKEX-GL111-22 further provides that, an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared using HKFRS or IFRS in its accountants’ reports and annual/ interim/quarterly reports.

Reasons for applying for the waiver

As a company primary listed on the Nasdaq, the Company uses U.S. GAAP, and the corresponding auditing standards for the filing of its financial statements with the U.S. Securities and Exchange Commission as determined by the United States Public Company Accounting Oversight Board. U.S. GAAP is well recognized and accepted by the international investment community, particularly among technology companies, and significant progress has been made in the convergence between U.S. GAAP and IFRS. Additionally, the Company notes that it might lead to confusion among the Company’s investors and Shareholders if the Company was required to adopt different accounting standards for its disclosures in Hong Kong from those in the U.S. Aligning the accountings standards used for disclosures in both markets will alleviate any such confusion.

Waiver application

The Company has applied for a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Listing Rules in respect of its financial statements, subject to the Stock Exchange’s approval and the conditions that:

•

the Company will, for the financial year following the Effective Date, include (i) a description of the relevant key differences between U.S. GAAP and IFRS; and (ii) a reconciliation statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using U.S. GAAP and IFRS in its interim and annual reports after the Proposed Conversion with a view to enabling investors to appraise the impact of the two accounting standards on the Company’s financial statements, with the reconciliation statement in the interim report to be reviewed by its external accountants in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000 and the Reconciliation Statement in the annual reports to be audited by external accountants;

•	the Company will comply with paragraphs 30-33 of Guidance Letter HKEX- GL111-22;

•

the Company will use HKFRS or IFRS in the preparation of the Company’s financial statements in the event that the Company is no longer listed in the U.S. or has no obligation to make financial disclosure in the U.S.; and

•	this waiver, if granted, will not be applied generally and will be based on the specific circumstances of the Company.

(c)	Continuing Connected Transaction Requirements Applicable to the Contractual Arrangements

Background of the Contractual Arrangements

The following chart illustrates the Company’s organizational structure, including its principal subsidiaries and consolidated affiliated entities, as of the date of this announcement:

Notes:

(1)	Mr. Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the controlling shareholder, the chairman of the Board and the chief executive officer of the Company.
(2)	Shanghai Kuanyu has four subsidiaries.

(3)

Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li hold 52.3%, 44.3%, and 3.4% equity interests in Hode Information Technology, respectively, as of the date of this announcement. Mr. Chen is the controlling Shareholder, the chairman of the Board and the chief executive officer of the Company. Mr. Xu is the founder, director and president of the Company. Ms. Li is the vice chairwoman of the Board and chief operating officer of the Company.

(4)	Hode Information Technology has 35 subsidiaries.
(5)

Chaodian (Shanghai) Technology Co., Ltd has entered into a series of contractual arrangements in September 2020 with Chaodian Culture and its individual shareholders, through which the Company obtained control over the operations, and enjoyed all economic benefits, of Chaodian Culture. Mr. Rui Chen, Mr. Yi Xu, Ms. Ni Li, Mr. Xujun Chai, Shanghai Kuanyu and Hode Information Technology hold 31.2%, 9.5%, 6.8%, 5.1%, 44.6% and 2.8% equity interests in Chaodian Culture, respectively, as of the date of this announcement. Mr. Xujun Chai is an employee of the Company.

Since Chaodian (Shanghai) Technology Co., Ltd has only become a principal subsidiary of the Company in the financial year of 2021, the Contractual Arrangements with respect to the operations of the Relevant Business (as defined below) of Chaodian Culture were not separately disclosed in the Prospectus. Such Contractual Arrangements have been disclosed in the Company’s annual report for the financial year of 2021. The terms of the Contractual Arrangements with respect to the operations of all the Relevant Business (as defined below) of the Company (including those entered into with Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and their respective Registered Shareholders, as applicable) are substantially the same.

Contractual arrangements

The Company is a leading video community for young generations in China and covers a wide array of content categories and diverse video, consumption scenarios, including videos, live broadcasting and mobile games. The Company is considered to be engaged in the provision of internet audio-visual program services, radio and television program production and operation business, value-added telecommunications services, production of audio-visual products and/or electronic publications, and internet culture business (the “Relevant Business”) as a result of the operations of the Company’s business. The Company conducts the Relevant Business mainly through the Consolidated Affiliated Entities, namely Shanghai Kuanyu, Hode Information Technology, Chaodian Culture, and their subsidiaries. Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), foreign investors are prohibited from holding equity interest in an entity conducting internet audio-visual program services, radio and television program production and operation business, production of audio- visual products and/or electronic publications, and internet culture business and are restricted to conduct value added telecommunications services (except for electronic commerce, domestic multi-party communication, store-and-forward, and call center). For further details of the limitations on foreign ownership in PRC companies conducting the Relevant Business under applicable PRC laws and regulations, please refer to section headed “Regulatory Overview — Regulations Related to Foreign Investment In The PRC” in the Prospectus.

Since the investment in the Relevant Businesses in which the Company currently operates and may operate are subject to restrictions and prohibitions under current PRC laws and regulations, as advised by the PRC legal adviser of the Company, the Company determined that it was not viable for the Company to hold VIEs directly through equity ownership. Instead, the Company decided that, in line with common practice in industries in the PRC subject to foreign investment restrictions, the Company would gain effective control over, and have the right to receive all the economic benefits generated by, the Relevant Businesses currently operated by the VIEs through a series of contractual arrangements (the “Contractual Arrangements”) between the wholly-foreign owned subsidiaries of the Company (the “WFOEs”), on the one hand, and the VIEs and the registered shareholders (the “Registered Shareholders”), as applicable, of the Onshore Holdco, on the other hand. Accordingly, the Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Therefore, there will be no monetary cap on any agreements under the Contractual Arrangements.

For a summary of the Contractual Arrangements with respect to the operations of the Relevant Business of Shanghai Kuanyu and Hode Information Technology, please refer to section headed “Contractual Arrangements — Summary of the Material Terms of the Contractual Arrangements” in the Prospectus. Since the WFOE of the VIE structure with Chaodian Culture, being Chaodian (Shanghai) Technology Co., Ltd., has become a principal subsidiary of the Company in the financial year of 2021, the Contractual Arrangements with respect to the operations of the Relevant Business of Chaodian Culture has been disclosed in the Company’s annual report for the financial year of 2021. The Contractual Arrangements with respect to the operations of all the Relevant Business of the Company (including those entered into with Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and their respective Registered Shareholders, as applicable) were entered into before the Company became secondary listed on the Stock Exchange, and the terms of such Contractual Arrangements are substantially the same and have been disclosed in the Prospectus.

Reasons for applying for the waiver

The transactions contemplated under the Contractual Arrangements shall constitute continuing connected transactions of the Company under the Listing Rules upon the Effective Date as certain parties to the Contractual Arrangements, namely Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li, shall be connected persons of the Company upon the Effective Date. Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li are executive Directors.

The Contractual Arrangements with respect to the operations of all the Relevant Business of the Company (including those entered into with Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and their respective Registered Shareholders, as applicable) were entered into before the Company became secondary listed on the Stock Exchange, and the terms of such Contractual Arrangements are substantially the same and have been disclosed in the Prospectus.

Based on the above, the Board is of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to the Group’s legal structure and business operations. Under this structure, the financial results of the VIEs will be consolidated into the Company’s financial statements as if they were the Company’s wholly-owned subsidiaries, and all the economic benefits of their business flows to the Group (i.e. the Group will retain substantially all of the profit generated by the VIEs through the service fees payable to the WFOEs), therefore the Board believes that it will not be in the interest of the Company and its Shareholders to set any annual cap on the amount of fees payable to the Group under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the VIEs and any member of the Group (the “New Intergroup Agreements” and each of them, a “New Intergroup Agreement”) shall technically constitute continuing connected transactions under Chapter 14A of the Listing Rules upon the Effective Date, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among others, the announcement requirement under Rule 14A.35 of the Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

The Board is also of the view that: (i) the Contractual Arrangements have been and will be entered into in the ordinary and usual course of business of the Group on normal commercial terms, on terms that fair and reasonable, and in the interests of the Company and its Shareholders as a whole; (ii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

Gram Capital, the Independent Financial Adviser, is also of the view that in relation to the Contractual Arrangements for the Relevant Business of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture, (i) the continuing connected transactions in respect of the Contractual Arrangements for the Relevant Business of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture have been entered into in the Group’s ordinary and usual course of business on normal commercial terms, on terms that are fair and reasonable, and in the interest of the Company and its Shareholders as a whole; and (ii) it is normal business practice for agreements of this type to be of such duration exceeding three years based on all the matters set out above, including in particular: (a) its discussion with the Directors, including regarding the advice of the PRC legal adviser of the Company about, and the necessity of, the Contractual Arrangements for the Relevant Business of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture; (b) the fact that as the contractual arrangement structure thereunder is a long-term arrangement, it would be unduly burdensome and impracticable for the Company to renew Contractual Arrangements for the Relevant Business of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture every three years or less; and (c) the fact that the duration of similar arrangements of other listed issuers on the Stock Exchange are normally infinite until termination or infinite in practice.

Listing Rules implications and waiver application

The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

In respect of the Contractual Arrangements and the New Intergroup Agreements, the Company has applied for a waiver from strict compliance with (i) the announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Class Z Ordinary Shares are listed on the Stock Exchange, subject, however, to the following conditions:

(a)	No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements (including with respect to any fees payable to the WFOEs thereunder) will be made without the approval of the independent non-executive Directors.

(b)	No change without independent Shareholders’ approval

Save as described in condition (d) below, no change to the agreements governing the Contractual Arrangements will be made without the independent Shareholders’ approval. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in condition (e) below) will, however, continue to be applicable.

(c)	Economic benefits flexibility

The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the VIEs through (i) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in the VIEs for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the VIEs is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to the WFOEs by the VIEs under the relevant exclusive business cooperation agreement, and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the VIEs.

(d)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the VIEs, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(e)	Ongoing reporting and approvals

The Company will disclose details relating to the Contractual Arrangements on an on-going basis as follows:

•

The Contractual Arrangements in place during each financial reporting period will be disclosed in the Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules.

•

The independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Onshore Holdcos to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and Onshore Holdcos during the relevant financial period under condition (d) above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

•

The Company’s auditor will carry out review procedures annually on the transactions, pursuant to the Contractual Arrangements, and will provide a letter to the Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

•

For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the VIEs will be treated as the Company’s subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the VIEs and their respective associates will be treated as connected persons of the Company (excluding, for this purpose, the VIEs), and transactions between these connected persons and the Group (including, for this purpose, the VIEs), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

•

The VIEs will undertake that, for so long as Class Z Ordinary Shares are listed on the Stock Exchange, the VIEs will provide the Group’s management and the Company’s auditor full access to its relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

Further announcement(s) will be made by the Company in relation to the progress of the Proposed Conversion and the Waivers as and when appropriate in accordance with the applicable rules and regulations.

As at the date of this announcement, the Proposed Conversion and application for the Waivers remain subject to the approval of the Stock Exchange, which may or may not be granted. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Company’s securities.

2.	CONTINUING CONNECTED TRANSACTIONS

The Board announces that on April 29, 2022, the Company entered into a series of framework agreements with associates of Tencent. Tencent is one of the substantial Shareholders of the Company. Accordingly, pursuant to Chapter 14A of the Listing Rules, Tencent and its associates shall be connected persons of the Company and the Payment Services Agreement, the Cloud Services Agreement, the Collaboration Agreements, and the transactions contemplated thereunder shall constitute continuing connected transactions of the Company upon the Effective Date.

2.1	Payment services

2.1.1	Parties

(a)	The Company

(b)	Tencent Computer (for itself and on behalf of the Tencent Computer Group)

2.1.2	Principal terms

Pursuant to the Payment Services Agreement, the Tencent Computer Group will provide the Company with payment services through its payment channels so as to enable its users to conduct online transactions and the Company will pay service fees to the Tencent Computer Group in respect of such services.

The initial term of the Payment Services Agreement is from the Effective Date until December 31, 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into between the parties which will set out the precise scope of services, commission rates, the applicable payment channels and other details of the service arrangements in the manner provided in the Payment Services Agreement. The service fees will be determined after arm’s length negotiations between the parties in accordance with the pricing policies set out below.

2.1.3	Reasons for and benefits of entering into the Payment Services Agreement

Given that the Tencent Computer Group is a leading player in the Chinese online payment service industry and many of the Company’s users use the Tencent Computer Group’s online payment services, such cooperation would enable the Company to provide its users with convenient payment methods to settle payments related to in-game purchase, premium membership and paid content, live broadcasting and the purchase of goods and other services on the Company’s platform and therefore enable its users to conduct payment efficiently and enhance its user experience.

2.1.4	Pricing policies

Before entering into any payment service agreement pursuant to the Payment Services Agreement, the Company will assess its business needs and take into account a number of factors, including but not limited to (i) the efficiency of payment channels operated by different online payment service providers; (ii) consumers’ preference among different online payment service providers; and (iii) the payment charge rates proposed by the Tencent Computer Group and the prevailing market rates. The Company will only enter into a payment service agreement with the Tencent Computer Group when the proposed payment charge rates under the payment service agreement are in line with or no higher than market rates and the payment service agreement is in the best interests of the Company and its Shareholders as a whole.

2.1.5	Historical amount

The Company began to purchase payment services from the Tencent Computer Group in 2014. For the years ended December 31, 2019, 2020, and 2021, the aggregate amounts of service fees incurred by the Company were approximately RMB13.1 million, RMB18.2 million and RMB24.8 million, respectively.

2.1.6	Annual caps

The annual caps for the service fees payable by the Group to the Tencent Computer Group under the Payment Services Agreement for the years ending December 31, 2022, 2023 and 2024 will be as follows:

	Proposed annual cap for the years ending December 31,
	2022	2023	2024
	(in RMB million)
Service fees to be incurred by the Company	50.6	91.0	163.9

2.1.7	Basis of caps

When estimating the annual caps, the Directors have taken into consideration the following factors, including:

(i)

the aggregate amounts of payment service fees incurred by the Company which grew significantly from RMB13.1 million for the year ended December 31, 2019 to RMB18.2 million for the year ended December 31, 2020, and RMB24.8 million for the year ended December 31, 2021, and the Company expects that the payment service fees will continue to grow as the Company’s revenues from mobile games, value-added services and e-commerce and others continue to increase as a result of the Company’s continued expansion of its business and deepening engagement with users, and that more users choose to make payments through the Tencent Computer Group’s payment channels;

(ii)

the anticipated growth in the volume of transactions conducted by users on the Company’s platform that are settled through third-party online payment channels, primarily involving mobile games, live broadcasting, and membership and paid content, areas in which a growth in market size is expected;

(iii)

the increasing popularity of in-game virtual items (which can either be functional to help players upgrade or advance in games, or decorative to fulfill players’ different demands) for players to purchase, the growing significance of in-game sales of virtual items as a revenue source in the mobile games industry, and the anticipated growth in the market size of mobile games from RMB209.2 billion in 2019 to RMB425.6 billion in 2025, representing a CAGR of 12.6%, as stated in the section headed “Industry Overview — Monetization Opportunities of China’s Video-based Industry — China’s Video-based Industry by Monetization Channels — Mobile Games” in the Prospectus;

(iv)

the anticipated growth in the market size of live broadcasting, which mainly monetizes via virtual gifting by viewers, from RMB140.0 billion in 2019 to RMB416.6 billion in 2025, representing a CAGR of 19.9%, as stated in the section headed “Industry Overview — Monetization Opportunities of China’s Video-based Industry — China’s Video-based Industry by Monetization Channels — Live Broadcasting” in the Prospectus; and

(v)

the anticipated growth in the market size of membership and paid content, which includes payments from users for video-related content, including membership package and on-demand payments, from RMB47.9 billion in 2019 to RMB123.0 billion in 2025, representing a CAGR of 17.0%, as stated in the section headed “Industry Overview — Monetization Opportunities of China’s Video-based Industry — China’s Video-based Industry by Monetization Channels — Membership and paid content” in the Prospectus.

2.1.8	Listing Rules implications

As Tencent is one of the substantial Shareholders of the Company, Tencent shall be a connected person of the Company upon the Effective Date. Tencent Computer is an associate of Tencent and therefore shall be a connected person of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Payment Services Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio for each of the three years ending December 31, 2022, 2023 and 2024 calculated with reference to Rule 14.07 of the Listing Rules in respect of the annual cap for the service fees to be incurred by the Company exceeds 0.1% but less than 5% on an annual basis, the Payment Services Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval under Chapter 14A of the Listing Rules.

2.2	Cloud services

2.2.1	Parties

(a)	The Company

(b)	Tencent Computer (for itself and on behalf of the Tencent Computer Group)

2.2.2	Principal terms

Pursuant to the Cloud Services Agreement, the Tencent Computer Group will provide cloud services and other technical services to the Company for service fees. Cloud services and other technical services include but are not limited to the provision of content delivery network services, cloud services, cloud storage, border gateway protocol, agile product development management platform, performance testing, cloud security and technical support related to cloud services, game testing and product testing services.

The initial term of the Cloud Services Agreement is from the Effective Date until December 31, 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of service, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the Cloud Services Agreement.

2.2.3	Reasons for and benefits of entering into the Cloud Services Agreement

The Tencent Computer Group is a leading integrated service provider for a wide range of cloud services and technical services in China and is able to provide high quality, speedy, reliable and cost-efficient services. Taking into account the wide spectrum of cloud services and technical services required for the Company’s operations and the fact that there are limited integrated and established cloud service providers in China, the Company believes that obtaining such services from the Tencent Computer Group aligns with the best interest of the Company and its Shareholders as a whole.

2.2.4	Pricing policies

Before entering into any cloud services and technical services agreement pursuant to the Cloud Services Agreement, the Company will assess its business needs and take into account a number of factors, including but not limited to (i) historical transaction amounts and/or (ii) service fee rates of the services offered by the Tencent Computer Group and other comparable independent third party service providers in the market. The Company will only enter into a cloud services and technical services agreement with the Tencent Computer Group if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

The Tencent Computer Group publishes its reference rates on its website. The service fee rates to be charged by the Tencent Computer Group will be based on the reference rates and may be adjusted depending on the range and the specifications of the services to be provided by the Tencent Computer Group.

Historically, the service fee rates for the services the Company purchased from the Tencent Computer Group have remained relatively stable. Therefore, in calculating the annual caps for the service fees under the Cloud Services Agreement, the Directors expect that such service fees rates to continue to remain stable.

2.2.5	Historical amount

The Company began to purchase cloud services and technical services from the Tencent Computer Group in 2017. For the years ended December 31, 2019, 2020, and 2021, the aggregate amounts of service fees incurred by the Company were approximately RMB168.5 million, RMB215.5 million and RMB345.9 million, respectively.

2.2.6	Annual caps

In respect of the Cloud Services Agreement, the annual caps for the three years ending December 31, 2024 are set out in the table below:

	Proposed annual cap for the years ending December 31,
	2022	2023	2024
	(in RMB million)
Service fees to be incurred by the Company	691.7	1,245.0	2,241.0

2.2.7	Basis of caps

When estimating the annual caps, the Directors have taken into consideration the following factors, including:

(i)

the aggregate amounts of service fees incurred by the Company which grew significantly from RMB168.5 million for the year ended December 31, 2019 to RMB215.5 million for the year ended December 31, 2020, and RMB345.9 million for the year ended December 31, 2021;

(ii)

the anticipated growth in the number of users of the Company’s platform taking into consideration the average MAU of 117.5 million for the year ended December 31, 2019, 185.8 million for the year ended December 31, 2020 and 249.8 million for the year ended December 31,2021, and increase in demand for bandwidth due to improved quality of video contents, leading to higher demand for cloud and technical services;

(iii)

the Group’s estimated server and bandwidth costs for each of the three years ending December 31, 2024 and the estimated proportion of cloud service fees under the Cloud Services Agreement in relation to the estimated server and bandwidth costs, after taking into account the Group’s historical growth in server and bandwidth costs between 2020 and 2021 and the increase in content offering on the Group’s platform, as substantiated by the increase in the Group’s MAU; and

(iv)

the Group’s intention to increase its usage in the cloud services provided by the Tencent Computer Group taking into account the wide spectrum of cloud services and technical services required for the Company’s operations and the fact that the Tencent Computer Group is a leading integrated service provider for a wide range of cloud services and technical services in China and is able to provide high quality, speedy, reliable and cost efficient services.

2.2.8	Listing Rules implications

As Tencent is one of the substantial Shareholders of the Company, Tencent shall be a connected person of the Company upon the Effective Date. Tencent Computer is an associate of Tencent and therefore shall be a connected person of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Cloud Services Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio for each of the three years ending December 31, 2022, 2023 and 2024 calculated with reference to Rule 14.07 of the Listing Rules in respect of the annual caps for the service fees to be incurred by the Company exceeds 5% on an annual basis, the Cloud Services Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting, announcement and independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

2.3	IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions

2.3.1	Parties

The Company entered into a collaboration agreement with each of the below parties, which shall be associates of Tencent and hence connected persons of the Company upon the Effective Date, in relation to IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions:

(a)	Tencent Computer (for itself and on behalf of the Tencent Computer Group)

(b)	Douyu

(c)	Tianwen Kadokawa

(d)	TME Tech Shenzhen (for itself and on behalf of the TME Group)

(e)	Shanghai Yueting (for itself and on behalf of the China Literature Group)

(f)	Guangzhou Huya (for itself and on behalf of the Huya Group)

(g)	TJ Sports

2.3.2	Principal terms

Pursuant to the Collaboration Agreements, the Company will engage in the following categories of transactions with the aforementioned connected persons:

Transaction category	Parties involved

IP related collaborations and licensing

The Company and certain parties involved will procure from and/or license to each other certain intellectual property rights, including but not limited to:

(a)   copyrights relating to TV series, animations, comics, professional user generated videos, and virtual idols, for broadcasting or use on the parties’ respective platforms and products;

(b)   copyrights (including information network transmission rights and adaptation rights) and other intellectual property rights in relation to, among others, games (jointly operate or promote), audio drama and comics, that are to be used for information network transmission, promotion, display, distribution etc.;

(c)   licenses and copyrights in respect of certain media content, including but not limited to e-sports competition videos, commentary videos, video game images, motion comics and other entertainment media content, for display, use and viewing on the Company’s platform;

The Company, Tencent Computer, Douyu, Tianwen Kadokawa, TME Tech Shenzhen, Shanghai Yueting, Guangzhou Huya, TJ Sports

(d)   intellectual property rights in respect of musical products, including but not limited to audio frequency, lyrics and songs, music videos, relevant pictures, articles and videos of the performers and other audio products.

In addition, the Company will cooperate with TJ Sports on developing derivative products (such as icon and emoji customization which can be used on the Company’s platform) from certain licensed copyright, and translate the licensed copyrights from Tianwen Kadokawa and own the relevant rights of the translated works in Simplified Chinese and Tianwen Kadokawa will license from the Company such translated works when they are published for a licensing fee.

Product distribution

The Company and certain parties involved will:

(a)   procure from each other, and/ or distribute on their platforms certain products, including but not limited to comic books, comics and animation derivative products; and/ or

(b)   jointly distribute certain products or services, including but not limited to joint-memberships, and share the revenue derived from such distribution.

The Company, Tencent Computer, Tianwen Kadokawa, TME Tech Shenzhen

Promotion collaboration

The Company and certain parties involved will:

(a)   promote games or e-sports events, in which the Company or the connected person has a right to operate or license, on each other’s respective platforms through advertising or streaming services; and/or

(b)   procure advertising services from each other, including but not limited to the production and publication of online advertisements and the invitation of designated persons, such as content creators on the Company’s platforms, to participate in the production of music, sharing moments on their respective channels, livestreaming and offline events.

The Company, Douyu, TME Tech Shenzhen, Guangzhou Huya,
Game collaboration

The Company and certain parties involved will promote, on each other’s platforms, games that are authorized to be published or operated by each of the parties, jointly operate certain games or authorize each other to publish and operate certain games.	The Company, Tencent Computer, Shanghai Yueting

Content production collaboration

The Company and the parties involved will collaborate with each other to make joint-investment in the production of several types of entertainment media contents, including but not limited to TV series, variety shows, documentaries and animations with a profit sharing arrangement.

The Company will also engage Tianwen Kadokawa for the design and manufacturing of derivative products and the publishing of the Company’s works.

The Company, Tencent Computer, Tianwen Kadokawa, Shanghai Yueting

Offline exhibitions

Each of Tianwen Kadokawa and the Shanghai Yueting will participate in the Company’s offline exhibitions and pay the Company participation fees.	The Company, Tianwen Kadokawa, Shanghai Yueting

The initial term of the each of the Collaboration Agreements is from the Effective Date until December 31, 2024, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of the collaboration arrangements in the manner provided in the Collaboration Agreements.

2.3.3	Reasons for and benefits of entering into the Collaboration Agreements

The Company is committed to providing high quality content for its users and seeks to achieve commercialization from the success of these contents. The Tencent Group is a leading internet service provider, covering a wide range of service categories including but not limited to games, communication and social, digital contents such as video, news, music, and literature, fintech, cloud and other business services. The Tencent Group owns one of the largest communication and social services with over 1.2 billion combined MAU on Weixin and WeChat.

Tencent Computer

During the fourth quarter of 2021, the average MAU on the Company’s platform reached 271.7 million. The Company’s large and engaged user community and a deep and diverse pool of contents present opportunity to attract users seeking engaging entertainment experiences and quality content distribution. The Company and the Tencent Computer Group have a long term and stable business relationship and the parties are mutually familiar with each other’s business needs. The collaborations between the Company and the Tencent Computer Group on IP-related collaboration and licensing, product distribution, joint membership and other services are expected to be mutually beneficial, and will allow the Company to gain more popularity in the vast user base of the Tencent Computer Group, hence expand the Company’s user base and facilitate its business growth. The Company also believes that its collaborations in various media and content categories with the Tencent Computer Group will allow the Company to further diversify its content offerings, satisfy its loyal users’ everchanging demands, and attract new users.

In addition, the Tencent Computer Group has a variety of renowned game products across platforms in China and internationally. The Tencent Computer Group is also leading in China in terms of the number of game players across personal computer and mobile platforms and globally in terms of game revenue. The Company mainly focuses on the distribution and operation of popular mobile games for third-party developers and continues to strengthen its game-development capabilities. Mobile games is an important revenue source of the Company and revenues from mobile games of the Company reached RMB3,597.8 million, RMB4,803.4 million and RMB5,090.9 million for the years ended December 31, 2019, 2020 and 2021, respectively.

In light of the Company’s historical collaborations with the Tencent Computer Group and likely future trends in the market, the Company believes that collaboration with the Tencent Computer Group to jointly operate mobile games could leverage the competitive advantage of each other’s games products and games platforms to increase popularity of the games, drive up number of users and paying users of the platforms and strengthen the game development capabilities of the parties.

Tianwen Kadokawa

Tianwen Kadokawa is a Sino-Japanese joint venture publisher with qualifications to publish in China, and the owner and licensee of copyrights in various comics, novels, picture books, art books, animation and animation derivative products. The Company believes that it can commercialize the copyrights owned by Tianwen Kadokawa through its platform by various means, including but not limited to distributing products, streaming TV series and showing comics and novels on its platform. In addition to the licensing fees that Tianwen Kadokawa will pay to the Company when publishing the Company’s translated works, the Company believes that a long term business collaboration will expand the Company’s income stream and add value to its business.

TME Tech Shenzhen

TME Tech Shenzhen operates the leading online music and audio entertainment platform in China, including the country’s highly popular and innovative music applications such as QQ Music, Kugou Music, Kuwo Music and WeSing with 615 million and 175 million mobile MAU of online music and social entertainment, respectively, during the fourth quarter of 2021. TME Tech Shenzhen offers a comprehensive library of music content, from licensed to self- and co-produced content, and offers a broad range of music videos, concerts and music shows. During the fourth quarter of 2021, the average MAU on the Company’s platform reached 271.7 million. The Company’s large and engaged user community and a deep and diverse pool of contents present an opportunity to attract users seeking engaging entertainment experiences and quality content distribution. The collaboration between the Company and TME Tech Shenzhen on intellectual property and joint membership is expected to be mutually beneficial and will allow the Company to enrich its content library, empower content creators with music resources protected by copyright, satisfy the ever-growing demand of users for diverse quality music content, and further enhance business growth of the Company.

Shanghai Yueting

The China Literature Group is principally engaged in online literature and intellectual property incubation businesses. It incubates original IPs from its online literature platform, of which leading IPs are subsequently adapted into a range of digital entertainment mediums, including comics, animation, film, TV series, web series and games. China Literature creates and promotes IPs mainly through QQ Reading and Qidian, its leading online literature platforms, as well as New Classics Media, a renowned film and TV drama series production house in the PRC. The Company believes that the business collaboration with the China Literature Group will be mutually beneficial, and will allow the Company to enrich its content offerings and satisfy growing demand from its users for quality intellectual- property-based content, which will, in turn, enhance the competitiveness of its platform and expand its income stream.

Douyu, Guangzhou Huya and TJ Sports

As one of the most recognized entertainment media communities for Gen Z+ and e-sports fans, the Company has long been capitalizing on the rising popularity of e-sports in China. There is a rapid expansion of user base for games and e-sports content including video and live broadcasting as the Company continues to enhance its e-sports ecosystem. The Company has established strategic cooperation with the world’s renowned game developers in Multiplayer Online Battle Arena (MOBA) such as Riot Games, and has secured e-sports resources and broadcasting rights on an exclusive basis of major premium professional e-sports events such as the League of Legends World Championships for three years from 2020.

Both Douyu and the Huya Group are leading game-centric live streaming platforms in China, covering a wide variety of livestreaming contents in sports and other entertainment media. TJ Sports operates the League of Legends Pro League, one of the most popular e-sports competition leagues in China.

The collaborations between the Company and each of Douyu, the Huya Group and TJ Sports on intellectual property licensing and promotion and/or broadcasting League of Legend World Championship in Mandarin are expected to be mutually beneficial and will allow the Company to lower capital commitment in content acquisition, effectively monetize its games and e-sports resources and enrich its content offerings and increase the attractiveness of each of their platforms especially in light of the increasing demand for e-sports content and the rising popularity and cultural impact of e-sports.

2.3.4	Pricing policies

The Company and the connected persons will adopt one or more of the below three main types of pricing policies in determining the prices and fees applicable to each type of collaboration under the Collaboration Agreements:

(i)	prevailing market prices and fees for similar transactions with independent third parties;

(ii)	historical price and fees of the same or similar product and/or service; and/or

(iii)	comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the proposed transaction.

Further details of the pricing policies applicable to each type of collaboration are set out below.

IP related collaborations and licensing

Costs to be incurred by the Company

The purchase price or licensing fees payable by the Company and the proportion of profits to be shared between the Company and the connected person will be determined after arm’s length negotiations on a fair and reasonable basis taking into account (i) the terms and conditions offered by the connected person with those offered by independent third parties in the market and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors including but not limited to:

(a)

data on the commercial benefits, including but not limited to an increase in MAU and user base and user engagement, which resulted from historical licensing and acquisition of intellectual property rights which will be regularly reviewed and updated by the Group’s business team;

(b)

the nature, popularity, commercial prospects of the relevant intellectual property rights, the operational and financial capabilities and distribution channels of the connected persons and various other commercial considerations including but not limited to, where possible, the market practice in similar collaboration arrangements, prevailing transaction prices and/or the average proportion of revenue or profits shared in similar collaboration arrangements in the industry. Taking the acquisition of film and television information network transmission rights as an example, the acquisition price for the rights to a work that has recently been broadcasted in movie theatres but not yet on any online media platforms is generally higher than that for older film and television works that have been broadcasted many times on online and/or offline media platforms.

It may be noted that the purchase prices and licensing fees can vary significantly depending predominantly on the type of IP rights (which is diverse and may be difficult to quantify, for example, copyrights such as authorization of virtual idols and new and unique music content from musicians) and the bargaining power of the parties. In determining the purchase price or licensing fees for the licensing of IP rights, the Company would, upon arm’s length negotiations, agree with the connected person to adopt one or multiple of the below market pricing practices:

•	acquiring the right on a one-off license fee basis;

•	a basic license fee plus income based on the authorized content according to the agreed sharing ratio; and

•	sharing of revenue of authorized content according to agreed sharing ratio;

(c)

whether third parties, such as downstream producers, publishing partners, financial investors and authors of literary works, are involved in the licensing, publishing and adaptation of the relevant copyrights or intellectual property rights and the potential commercial value (such as the enrichment of content on the Company’s platform, and attraction of new users) which can result from the adaptation of the relevant copyrights or intellectual property rights and the collaboration with the connected person;

(d)	the scope of ancillary rights in adapted literary works, such as joint-investment rights and/or joint-development rights, among the Company and its business partners;

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the purchase price or licensing fees payable by the Company apply to the purchase price or licensing fees to be generated by the Company from the connected persons.

Product distribution

Costs to be incurred by the Company

(a)

for intermediary purchases and customized purchases, the price of the product payable by the Company will be determined with reference to the market prices to ensure the proposed price will be similar to/in line with the market price of the same or a similar product distributed or procured by comparable independent third parties. Specifically, the Group will obtain quotes from no less than two suppliers of the same/similar type of services and compare such quotes against the proposed price;

(b)

for direct purchases from brands, the price of the product payable by the Company will be determined with reference to (i) historical transaction amounts and the average price of products of the same/similar type; and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including but not limited to relevant market conditions and trends, historical sales volume, production cost and cycle, and projected profit margins; and

(c)

to determine the proportion of profits from product distribution to be shared between the Company and the connected person, the Company and the connected person will take into account (i) the profit sharing proportions between the connected person/the Company and comparable independent third party distributors in the market, their distribution channels, sales capabilities; and (ii) various commercial factors, including but not limited to product popularity (based on historical transaction volume) and the extent of improvement of historical cooperation, to ensure that the proposed profit sharing proportions with the Company or the connected person are in the best interests of the Company or the connected person and each other’s shareholders as a whole. Internal assessments will be undertaken by the Group prior to the distribution of any product. Taking the distribution of membership cards as an example, the business department will evaluate the potential commercial benefits (including but not limited to an increase of paying users, user base and user engagement). If it is expected that the commercial benefits to brought about by a particular platform (either the Group or the connected person) would result in a significant increase in the membership volume, then such platform would take a higher percentage of the profit sharing ratio.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the price of the product payable by the Company apply to the price of the product to be generated by the Company from the connected persons.

Promotion collaboration

Costs to be incurred by the Company

The promotion and advertising fees to be incurred by the Company will be determined with reference to (i) prevailing market rates and the market rates for similar promotional and advertising services offered by independent third parties (for example, for music promotion, the market practice is that music will be distributed on multiple platforms, therefore either the Group or the connected person would be able to collect data for comparison); and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including advertising resources (for example, advertising and promotion resources and prices are fixed and can be obtained upon request and may be adjusted depending on the range and specifications of the resources (to be) purchased by the Group from or sold by the Group to the independent third party or the connected persons), costs and cycle, parties involved (for example, external parties such as live broadcast hosts and the content creators and the popularity of such parties), advertising content and popularity as well as the effectiveness of the promotional and advertising services provided by different online promotional and advertising service providers, the breadth of the user base of different online promotional and advertising platforms and their distribution services.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the promotion and advertising fees to be incurred by the Company apply to the promotion and advertising fees to be generated by the Company from the connected persons.

Game collaboration

Costs to be incurred by the Company

For promotion of games, the promotion fee or licensing fee payable by the Company and the proportion of profits to be shared between the Company and the connected person will vary depending on the relevant games and/or the details of the game collaboration arrangements, and after arm’s length negotiations on a fair and reasonable basis, with reference to (i) the fee structures and terms of comparable game collaborations (where available); and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including the nature, popularity, quality and commercial prospects of the relevant game.

For procuring rights or obtaining licenses from the connected person, the purchase price or licensing fees payable by the Company shall be determined between the parties after arm’s length negotiations on a fair and reasonable basis from time to time, with reference to (i) market rates and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including but not limited to the nature, popularity, quality and commercial prospects of the relevant game and the nature and scope of the license.

It may be noted that as e-sports events are relatively new IP resources, and market practices on purchase price, promotion fees and licensing fees and profit share ratios have not yet been established. To ensure that the prices obtained are fair and reasonable and in the interest of the Shareholders as a whole, the Company will undertake comprehensive assessments of the proposed transaction internally, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the new IP. Where possible, the Group will also collect market data to understand the market practice in similar collaboration arrangements, prevailing transaction prices and/or the average proportion of revenue or profits shared in similar collaboration arrangements in the industry, such as from e-sports events held by market players.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the promotion fee or licensing fee for the promotion of games and the purchase price or licensing fees for the procuring of rights or obtaining of licenses to be incurred by the Company apply to the fees to be generated by the Company from the connected persons.

Content production collaboration

The investment amount and proportion of profits to be shared by the Company and the connected person will be determined on a fair and reasonable basis and with reference to (i) prevailing market rates and the market rates for similar content production collaborations with independent third parties; (ii) historical transaction amounts of previous content production collaborations of the same or similar nature; and/or (iii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, such as the commercial prospects of the relevant content, copyright ownership, the costs and expenses associated with the development of the relevant animation and the available resources during the production process.

Before making any joint investment in the production of content pursuant to the relevant Collaboration Agreement, the Company will assess its business needs and compare the investment proportion structure and profit sharing mechanism with those adopted by other independent content producers. The Company will only make a joint investment with the connected person when the proposed profit sharing mechanism is (i) in line with or more favourable than comparable mechanisms adopted by other existing or potential collaborators, and (ii) in the best interests of the Company and its Shareholders as a whole. Generally, unless otherwise agreed by the parties, the Company’s investment return (being the portion of the total profits generated by the jointly invested content) shall be determined with reference to its investment proportion.

Offline exhibition

The participation fees payable by the connected person to the Company will be determined with reference to the prevailing market rates for promotional and advertising services of the same or similar nature.

2.3.5	Historical amount

The historical transaction amounts in respect of costs incurred by the Company and the connected persons are set out in the table below:

	Historical amount for the years ended December 31,
	2019	2020	2021
	(in RMB million)
Costs incurred by the Company	119.6	453.8	840.7
Income generated by the Company from the connected persons	32.2	439.0	536.9

2.3.6	Annual caps

Since the Collaboration Agreements are of similar nature and have been entered into by the Company with associates of Tencent, the transactions contemplated under the Collaboration Agreements shall be aggregated pursuant to Rule 14A.81 of the Listing Rules. Accordingly, the annual caps in respect of the transactions under each of the Collaboration Agreements shall be aggregated, and such aggregate amount is used when calculating the relevant percentage ratios under Chapter 14A of the Listing Rules.

In respect of the Collaboration Agreements, the aggregated annual caps for the three years ending December 31, 2024 are set out in the table below:

	Proposed annual cap for the years ending December 31,
	2022	2023	2024
	(in RMB million)
Costs to be incurred by the Company	2,095.5	3,464.6	6,421.8
Income to be generated by the Company from the connected persons	1,123.2	1,869.9	3,011.3

2.3.7	Basis of caps

Costs to be incurred by the Company

(a)

the aforesaid historical amount and the existing agreements between the Company and each of the connected persons, including but not limited to (i) the number of intellectual property rights (such as copyrights, licensing of games contents, rights for e-sports events, rights in respect of music products etc.) licensed to the Group; and (ii) the commercial benefits that have been generated from such collaborations;

(b)

the estimated amounts of cost to be incurred by the Company in relation to IP-related collaborations and licensing, product distribution, promotion collaboration and game collaboration for the year ending December 31, 2022, after taking into account the following:

•

the estimated GMV for the value-added services under the joint membership to be generated through the platforms of the Group for the year ending December 31, 2022 and estimated proportion of profits from product distribution to be shared between the Company and the connected persons;

•

the estimated number of copyrights to be licensed by the Tencent Computer Group to the Company for the year ending December 31, 2022, based on number of copyrights licensed by the Tencent Computer Group from 2019 to 2021 and the average licensing fee for each copyright;

•

the estimated amount of broadcasting rights of e-sports events cost with the Douyu Group for the year ending December 31, 2022, based on the historical amount of broadcasting rights of e-sports events cost with the Douyu Group for the year ended December 31, 2021;

•

the estimated procurement of ACG products for the year ending December 31, 2022, based on the historical increases from 2018 to 2021 in the Group’s revenue from e-commerce and others, which primarily consist of sale of products (mainly ACG products) on the Group’s e-commerce platform and from offline performance activities;

•

the estimated licensing fees for the licensing of intellectual property in respect of musical products for the year ending December 31, 2022, based on the historical licensing fee for music products intellectual property in 2021 and an increase in number of licensing arrangements in 2022;

•

the estimated licensing fees for the broadcasting rights of e-sports events with TJ Sports of approximately RMB302 million for the year ending December 31, 2022, the majority of which is the amounts of licensing fees for broadcasting rights granted to the Company, which will be continuously valid for use in 2022;

•

the estimated cost in respect of the game collaboration of approximately RMB205 million for the year ended December 31, 2022, based on the current amount of games contents licensed from the Tencent Computer Group, the profits to be shared with the Tencent Computer Group in relation to the joint operation of mobile games;

•

the estimated cost of RMB400 million in respect of the cost for collaborations between the Company and the China Literature Group for the year ending December 31, 2022, mainly based on the estimated licensing fees (including the adaptation of literary works into various different formats such as games, animations, comics and TV series and the procurement of animations) to be incurred by the Company to the China Literature Group and the investment amounts to be incurred by the Company to the China Literature Group for joint investment projects for the year ending December 31, 2022; and

•

the estimated licensing fees for the broadcasting rights of e-sports events with Huya Group of approximately RMB800 million for the year ending December 31, 2022, the majority of which is the amounts of licensing fees for e-sport events broadcasting rights granted to the Group, which will be continuously valid for use in 2022;

(c)	the anticipated increase/growth in 2023 and 2024, after taking into account the following factors:

•

collaborations between the Company and the Tencent Computer Group in areas including, intellectual property rights licensing, promotion and product distribution based on historical growth rates for various operational aspects including but not limited to the increase in the Group’s average MAU, MPU, paying ratio and total operating costs.

Being a go-to video community for young generations in China, the Company is well positioned to capitalize opportunities created by the dominance of video as the means for consuming information. As stated in the section headed “Industry Overview — Accelerating content videolization trend in China” in the Prospectus, according to iResearch, video has become a dominant medium for communication, entertainment and information, and has integrated into the scenarios of everyday life, which is creating a large video-based industry in China with approximately 1,180.2 million users and over RMB1.8 trillion in revenue by 2025;

•	the substantial increases in the size of various markets that the Group and the connected persons operate in, including the PRC’s games market, the ACG market, the e-sports industry:

•

the PRC’s games market. The size of the PRC’s games market recorded an year-on-year increase during each of the year 2017, 2018, 2019 and 2020, from approximately RMB7.9 billion for 2016 to approximately RMB41.1 billion for 2020, representing a CAGR of approximately 51.0%. According to the ACG Report, the size of PRC’s games market is expected to rise to approximately RMB80.1 billion by the year 2023;

•

the ACG market. As reported by iResearch in October 2021, the ACG peripheral market (including ACG art toy, ACG virtual idol, ACG offline entertainment and ACG apparel) in the PRC increased from approximately RMB5.3 billion for 2016 to approximately RMB35.0 billion for 2020, representing a CAGR of approximately 60.3%, and such sales are expected to further increase and reach approximately RMB102.4 billion by the year 2023 (indicating an CAGR of approximately 43.0% from 2020 to 2023);

•

the e-sports industry, the market size of which grew from RMB147.4 billion in 2020 to RMB215.7 billion in 2022, representing a CAGR of 21.0% and the rising popularity and cultural impact of e-sports evidenced by the inclusion of e-sports as an official medal event at the 19th Asian Games in Hangzhou, China to be held in September 2022, according to the iResearch E-sports Report. The anticipated growth in the Company’s user base active for e-sports content and growth in business areas such as mobile games, videos and live broadcasting, with reference to the anticipated growth and development of the e-sports industry in China and the number of e-sports users anticipated to reach 525 million by 2022, according to the iResearch E-sports Report;

•

online music entertainment market, where there is a large user base and increasing demand. The number of users in the Chinese online music entertainment market reached 658.3 million in December 2020 and 681.0 million in June 2021, according to the China Internet Network Information Center;

•	collaborations between the Company and Tianwen Kadokawa as the Company further expands its content offerings in comics, TV series and novels;

•

the Company’s revenues generated from games and the increasing demand to promote the Company’s games through the Tencent Group’s platforms, given the Tencent Group’s leading position as a games developer, distributor and operator, as well as the popular appeal of the Tencent Group’s games platform;

•

collaborations between the Company and the China Literature Group in the adaptation of literary works into various different formats such as games, animations, comics and TV series and the procurement of animations;

•	the Company’s content offerings adapted from popular intellectual properties from the China Literature Group, including mobile games, TV dramas, comics, audio and original Chinese cultural animations;

•

the reputation and capabilities of each of the connected persons, further details of which are set out in the sections headed “2.3 IP related collaborations and licensing, product distribution, promotion collaboration and game collaboration — Listing Rules implications” and “Reasons for and benefits of entering into the Collaboration Agreements” in this announcement;

•	the historical growth in costs paid by the Group to the connected persons in different aspects of the existing collaborations;

(d)	the recognition by the Company of the need to:

•	engage with established promotion partners to promote and enhance the awareness of the Company’s brand in order to acquire and retain more users as the Company continues to scale;

•

to collaborate with Douyu, TJ Sports and the Huya Group in content offerings, effective monetization of the Company’s games and e-sports resources, enrichment of the Company’s content offerings in order to take advantage of the anticipated growth of the industry to further enhance the business growth of the Company

•

expand its content library to meet users’ increasing demand for popular licensed intellectual properties, such as comics, TV series and novels, with reference to the anticipated growth in the market size of the ACGN (animation, comics, games, light novels) market in China, from RMB100.0 billion in 2020 to RMB221.9 billion in 2023, representing a CAGR of 30.4%, according to the China’s ACG Industry Report published by iResearch in October 2021;

•

expand its content library to meet paying users’ increasing demand for a holistic and immersive entertainment experience, including both music and video, and a particular need for high quality and diversified music tracks and global labels.

Income to be generated by the Company from the connected persons

(a)

the historical amount and the existing agreements between the Company and the connected persons, the GMV for the value added services under the joint membership generated and to be generated by the connected persons’ platform (which is in turn based on the number of subscriptions of the joint membership and the subscription fees); the profit sharing ratio between the Group and the connected persons for the joint membership; the estimated growth rate based on historical growth rates for various operational aspects including but not limited to increase in the Group’s average MAU, MPU, paying ratio and total operating costs;

(b)

the estimated amounts of income to be generated by the Company from the connected persons in relation to IP related collaborations and licensing, product distribution, promotion collaboration and game collaboration for the year ending December 31, 2022, after taking into account the followings:

•

the estimated GMV    for    the value-added services under    the joint membership to be generated through the platforms of the connected persons for the year ending December 31, 2022 and the estimated proportion of profits from product distribution to be shared between the Company and the connected persons;

•

the estimated number of copyrights to be licensed by the Company to the Tencent Computer Group for the year ending December 31, 2022, based on the number of copyrights licensed by the Company from 2019 to 2021 and the average licensing fee for each copyright;

•

the estimated amounts of broadcasting rights of e-sports events cost to be paid by the Douyu Group to the Group for the year ending December 31, 2022, taking into account the range of licensing fees for e-sport events broadcasting rights licensed to the Group by parties other than connected persons, together with its average for 2021;

•

the estimated licensing fee for the licensing of intellectual property in respect of musical products for the year ending December 31, 2022, based the historical licensing fee for music products intellectual property in 2021 and an increase in the number of licensing arrangements in 2022;

•

the estimated cost in respect of game collaboration of approximately RMB40 million for the year ending December 31, 2022, mainly based on the increase in the historical amount paid by paying players from 2019 to 2021 and the profit sharing ratio for 2021;

•

the estimated cost of RMB50 million in respect of the cost for collaborations between the Company and the China Literature Group for the year ending December 31, 2022, mainly based on estimated the investment amounts to be paid by the China Literature Group to the Company; and the estimated profit to be shared by the China Literature Group to the Company for joint investment projects; and

•

the estimated licensing fees for the broadcasting rights of e-sports events to be paid by the Huya Group to the Group of approximately RMB700 million for the year ending December 31, 2022, the majority of which is the amounts of licensing fees for e-sport events broadcasting rights granted to the Huya Group, which will be continuously valid for use in 2022;

(c)	the anticipated growth/increase in 2023 and 2024, after taking into account the following factors:

•

the collaborations between the Company and the Tencent Computer Group in areas such as promotion and product distribution based on (i) the stable business relationship between the Company and the Tencent Computer Group and the continuously growing user base of the Company as it takes advantage of its unique position in the demographic cohort of individuals born between 1985 and 2009, a natural extension of Gen Z, to gain visibility and penetrate into the market of Gen Z+ users; and (ii) the historical growth rates for various operational aspects including but not limited to increase in the Group’s average MAU, MPU, paying ratio and total operating costs;

•	the expected increase in the monetization value and number of the Company’s intellectual properties;

•

collaborations between the Company and the connected persons in, among others, e-sports related contents leveraging the competitive advantages of the Company in e-sports resources as the Company has built a sustainable e-sports ecosystem with various businesses spanning across livestreaming, e-sports competition operations, e-sports talent brokers, and event organization, which would also allow the connected persons to expand their content offering categories and tap into the market of Gen Z+ e-sports users;

•

demand from connected persons to promote its music-related services and content on the Company’s platform in order to gain visibility and penetrate into the market of Gen Z+ users, with reference to the growing number of young users for online music services. According to the China Internet Network Information Center, users born between 1992 to 2001 has the highest penetration rate of online music, which reached 84.1%, the highest compared with other age groups in June 2021;

•

the anticipated increase in the volume of joint memberships, allowing the paying users of connected persons to access services provided by the Company, and in music copyrights licensing from the Company, corresponding to a projected increase in the number of paying users.

2.3.8	Listing Rules implications

As Tencent is one of the substantial Shareholders of the Company, Tencent shall be a connected person of the Company upon the Effective Date. Tencent Computer, Douyu, Guangzhou Huya, Shanghai Yueting, Tianwen Kadokawa, TME Tech Shenzhen and TJ Sports are associates of Tencent and therefore shall be connected persons of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Collaboration Agreements shall constitute continuing connected transactions of the Company upon the Effective Date.

Pursuant to Rule 14A.81 of the Listing Rules, the transactions under the Collaboration Agreements entered into by the Company and the associates of Tencent are required to be aggregated.

As the highest applicable percentage ratio for each of the three years ending December 31, 2022, 2023 and 2024 calculated with reference to Rule 14.07 of the Listing Rules in respect of each of the aggregated annual cap for (i) the transaction costs to be incurred by the Company, and (ii) transaction income to be generated by the Company from the connected persons, for the Collaboration Agreements exceeds 5% on an annual basis, the Collaboration Agreements and the transactions contemplated thereunder shall be subject to the annual review, reporting, announcement and independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

2.4	Opinion of Directors

Payment Services Agreement

The Directors (including the independent non-executive Directors) are of the view that the terms of the Payment Services Agreement are fair and reasonable and that the continuing connected transactions thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group, and in the interests of the Company and its Shareholders as a whole.

No Director has abstained from voting on the relevant resolutions of the Board in relation to the Payment Services Agreement and transactions contemplated thereunder.

Cloud Services Agreement and the Collaboration Agreements

The Directors (excluding the independent non-executive Directors who will form their views after receiving advice from Gram Capital) are of the view that the terms of the each of the Cloud Services Agreement and the Collaboration Agreements are fair and reasonable and the continuing connected transactions thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group, and in the interests of the Company and its Shareholders as a whole.

No Director has abstained from voting on the relevant resolutions of the Board in relation to the Cloud Services Agreement and the Collaboration Agreements and transactions contemplated thereunder.

2.5	Internal Control Measures

In order to ensure that the terms under the relevant framework agreements for the continuing connected transactions are fair and reasonable, and the transactions are carried out based on normal or no less favorable commercial terms, the Group has adopted the following internal control procedures:

•

the Company has adopted and implemented a management system on connected transactions. The Board, management and various internal departments of the Company, including but not limited to the business (including but not limited to the procurement department and the demand department), the finance, and the legal departments, are jointly responsible for evaluating the terms of the framework and definitive agreements for the Company’s continuing connected transactions, in particular the fairness of the pricing policies, before the entering into of such agreements. Specifically:

•

when considering the pricing policies and fees to be provided to and by the Company, the business department will, prior to the entering into of the transaction agreements, take into account the prevailing market conditions and practices and terms (including pricing policies and fees) of similar transactions with independent third parties, to ensure that the pricing and terms offered by the connected persons, are fair, reasonable and are no less favorable than those offered by independent third parties.

•

where prevailing market rates are considered, usually the business department (e.g. the procurement department) will obtain quotes from at least two independent third parties in the PRC for the provision of the same or similar services and/or products for comparison against the proposed prices/ fees provided by or to the Company and would only approve the proposed transaction with the connected person if the prices/fees provided to or by the connected person is in line with transactions of similar nature with independent third parties. The business department will also evaluate the quote in respect of the capabilities of the counterparty and market practices.

•

where historical transaction amounts are considered, the business department (e.g. the procurement department) will make reference to at least two quotes of the same or similar product and/or service which the Group has provided to, or received from, its existing independent third party clients or service providers or quotes of at least two historical transactions with the most similar product and/or service for comparison against the proposed prices/fees provided by or to the Company and would only approve the proposed transaction with the connected person if the price/fees provided to or by the connected person is in line with transactions of similar nature with independent third parties.

•

in addition to referencing prevailing market rates and/or historical transactions, in the event that no comparable quotes can be obtained, or there are no historical transactions for reference, or the pricing for such products/services are not determined with reference to comparable companies, different departments (depending on the type of product or service) will carry out a comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the proposed transaction, to assess the potential commercial benefits. The final pricing policies and fees will be determined with reference to the evaluation results and opinion and analyses of experts in the Group with sufficient industry experience (i.e. the head of department).

By way of example, for the procurement of copyrights, according to the relevant procurement system, the relevant business department (i.e. the copyright procurement department in this example) will communicate with the demand department at the end of the year on the content to be procured in the coming year, and formulate a procurement budget which will be approved by the supervisor in charge. The copyright procurement department would then seek for opportunities to procure such copyrights and the demand department would then conduct an evaluation of the potential procurement opportunity. After receiving the evaluation results, the copyright procurement department will decide whether to initiate the negotiation process and proceed with the procurement. During the negotiation process, if the commercial terms proposed by the connected person exceed the conditions initially approved by the demand department, the copyright procurement department will seek further confirmation with the demand department again. The negotiation process would only continue if the demand department confirms that there is a strong need for such additional commercial terms and such terms are confirmed with the demand department. The negotiation process would otherwise be terminated. The aforementioned process is subject to annual review by the Company.

•

in addition to the business department, the finance, and the legal departments will also review, analyze and approve the proposed transaction and terms thereof. Subsequently, the business department will consider the internal evaluations and approvals from various internal departments and determine whether to proceed with the transaction. The proposed transaction, together with its terms, will also be reviewed and approved by the Board in accordance with the Listing Rules.

•

various internal departments of the Company will monitor the fulfilment status and the transaction updates under the framework agreement on a quarterly basis. The business department and the finance department are responsible for monitoring the transaction amounts of the continuing connected transactions to ensure that the annual caps under the framework agreements are complied with, and that any definitive agreement under the relevant framework agreements shall only be entered into by the Company after the completion of the internal review process. If the actual transaction amount reaches a certain threshold of an annual cap (i.e. 25% in the first quarter, 50% in the second quarter or 75% in the third quarter), or if the business and the finance departments expect that the relevant business operations will expand and may use up a substantial part of an annual cap in the short run, the matter shall promptly be escalated to the chief financial officer of the Company. The chief financial officer will assess if there is a need to revise any existing annual cap, and if so, the Company will revise the such annual cap in accordance with the relevant internal procedures and re-comply with the requirements under the Listing Rules.

•

the independent non-executive Directors and auditors of the Company will conduct an annual review of the continuing connected transactions under the framework agreements and provide annual confirmation to ensure that in accordance with Rules 14A.55 and 14A.56 the Listing Rules that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies; the audit committee of the Company will review the Company’s financial controls, risk management and internal control systems; and when considering any renewal or revisions to the framework agreements, the Company will then comply with the Listing Rules as applicable.

2.6	Information on the parties

2.6.1	The Company and the Group

The Company was incorporated in the Cayman Islands on December 23, 2013 as an exempted company and listed on the Main Board of the Stock Exchange by way of secondary listing. The Group is an iconic brand and a leading video community for young generations in China which offers a wide array of content serving young generations’ diverse interests, including through mobile games, value-added services, advertising, e-commerce and other offline events and activities.

2.6.2	The connected persons

For information on Tencent Computer, Douyu, Tianwen Kadokawa, TME Tech Shenzhen, Shanghai Yueting, Guangzhou Huya, TJ Sports, including their principal business activities and relationship with the Company, please refer to the sections headed “2.1 Payment services — Listing Rules implications”, “2.2 Cloud services — Listing Rules implications”, “2.3 IP related collaborations and licensing, product distribution, promotion collaboration and game collaboration — Listing Rules implications” and “Reasons for and benefits of entering into the Collaboration Agreements” in this announcement.

3.	PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND ISSUANCE MANDATE

In order to give the Company the flexibility to issue Shares where appropriate, an ordinary resolution will be proposed at the AGM to approve the grant of (i) a share repurchase mandate to the Directors to repurchase Class Z Ordinary Shares and/or ADSs not exceeding 10% of the number of issued Shares as of the date of the resolution granting the share repurchase mandate, and (ii) an issuance mandate to the Directors to allot, issue or deal with unissued Class Z Ordinary Shares and/or ADSs not exceeding 20% of the number of issued Shares as of the date of the resolution granting the issuance mandate.

The share repurchase mandate and issuance mandate are subject to the approval of the Shareholders by way of the ordinary resolution at the AGM.

4.	PROPOSED AMENDMENTS TO THE 2018 SHARE INCENTIVE PLAN AND TERMINATION OF THE GLOBAL SHARE PLAN

The 2018 Share Incentive Plan and the Global Share Plan both permit the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator. The Company intends to approve (i) certain amendments to the 2018 Share Incentive Plan; and (ii) the termination of the Global Share Plan, each with effect from the Effective Date.

4.1	Background to the 2018 Share Incentive Plan and the Global Share Plan

In November 2014, the Board approved the Global Share Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Company’s business. In February 2018, the Shareholders and Board approved the adoption of the 2018 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, Directors and consultants and promote the success of the Company’s business. The 2018 Share Incentive Plan was amended in March 2020 by unanimous written approval of the Board. For further details of the 2018 Share Incentive Plan and the Global Share Plan, please refer to the Prospectus. The 2018 Share Incentive Plan and the Global Share Plan are not subject to Chapter 17 of the Listing Rules pursuant to Rule 19C.11 of the Listing Rules.

In order to comply with the relevant rules and requirements regarding the Proposed Conversion and customary market practices with effect upon completion of the Proposed Conversion, the Board intends to approve certain amendments to the 2018 Share Incentive Plan, and the termination of the Global Share Plan. The existing 2018 Share Incentive Plan and Global Share Plan remain in force until the Effective Date. The 2018 Share Incentive Plan will not, upon the Effective Date, be subject to Chapter 17 of the Listing Rules; however, any grant of share awards in form of new Class Z Ordinary Shares and issuance of new Class Z Ordinary Shares to a connected person pursuant to the 2018 Share Incentive Plan will be subject to Chapter 14A of the Listing Rules.

The aggregate number of Class Z Ordinary Shares available for future grant under the Global Share Plan and the 2018 Share Incentive Plan is 2,752,294 Class Z Ordinary Shares as of February 28, 2022.

4.2	Proposed Amendments to the 2018 Share Incentive Plan

The key proposed amendments to the 2018 Share Incentive Plan include the following:

•

the Company will not at any time during which the Company has a primary listing status on the Main Board of the Stock Exchange grant options to participants under the 2018 Share Incentive Plan, unless such grant of options is compliant with the relevant Listing Rules and applicable laws;

•

setting a scheme limit of a number of Class Z Ordinary Shares representing 10% of the total number of issued Class Z Ordinary Shares as at the Effective Date (excluding Class Z Ordinary Shares underlying awards which have terminated, expired, lapsed or have been forfeited in accordance with the rules of the 2018 Share Incentive Plan); and

•	removing the authority of the Board to permit the extension of the 2018 Share Incentive Plan or the exercise period for an option beyond ten years from the date of grant.

The Shares to be granted under the amended 2018 Share Incentive Plan will be granted under the general mandate proposed to be obtained by the Company at the AGM.

A summary of the key terms of the amended 2018 Share Incentive Plan as approved by the Board will be announced by the Company on or prior to the Effective Date.

5.	PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION

The Board has proposed to amend the existing Articles of Association by adopting a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix 3 to the Listing Rules; (ii) allow a general meeting to be held as an electronic general meeting or a hybrid meeting; and (iii) incorporate certain consequential and housekeeping amendments.

A summary of the key proposed amendments to the Articles of Association (the “Proposed Amendments”) is set out below. A full set of the new Articles of Association reflecting all the Proposed Amendments will be included in the circular to be despatched to the Shareholders.

The new Articles of Association will come into effect upon obtaining the approval of the Shareholders at the AGM. The full text of the new Articles of Association, if approved by the Shareholders at the AGM, will be published on the websites of the Stock Exchange at www.hkexnews.hk and the Company at https://ir.bilibili.com/.

5.1	Key summary of the Proposed Amendments related to Appendix 3 to the Listing Rules

A summary of the key Proposed Amendments related to Appendix 3 to the Listing Rules, in the form of a comparison between the existing provisions of the Articles of Association, is set out in the table below.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Appendix 3 paragraph 4(2) — That any person appointed by the directors to fill a casual vacancy on or as an addition to the board shall hold office only until the first annual general meeting of the issuer after his appointment, and shall then be eligible for re-election.	88(d) The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.	~~88(d)~~ 89(e) The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Appendix 3 paragraph 4(3) — That, where not otherwise provided by law, members in general meeting shall have the power by ordinary resolution to remove any director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his term of office.	89. A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.	~~89.~~ 90. A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement), before the expiration of his or her term of office. A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Appendix 3 paragraph 14(1) — That an issuer must hold a general meeting for each financial year as its annual general meeting.	61. (a) At all times during the Relevant Period other than the year of the Company’s adoption of these Articles, the Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months (or such longer period as may be authorised by the HK Stock Exchange) shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held in the Relevant Territory or elsewhere as may be determined by the Board and at such time and place as the Board shall appoint.	61. (a) ~~At all times during the Relevant Period other than the year of the Company’s adoption of these Articles,~~ In each financial year during the Relevant Period, the Company shall ~~in each year~~ hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it.~~; and not more than 15 months (or such longer period as may be authorised by the HK Stock Exchange) shall elapse between the date of one~~ The Company shall hold the annual general meeting ~~of the Company and that of the next~~ within six months after the end of its financial year. The annual general meeting shall be held in the Relevant Territory or elsewhere as may be determined by the Board and at such time and place as the Board shall appoint. All general meetings (including an annual general meeting, any adjourned meeting or postponed meeting) may be held as a physical meeting in the Relevant Territory or elsewhere as may be determined by the Board, and at one or more locations as provided in Article 70A, as a Hybrid Meeting or as an electronic meeting, as may be determined by the Board in its absolute discretion.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Appendix 3 paragraph 14(2) — That an issuer must give its members reasonable written notice of its general meetings.	63. An annual general meeting of the Company shall be called by at least 21 days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by at least 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day, the hour and the agenda of the meeting and particulars of the resolutions to be considered at that meeting and in case of special business, the general nature of that business, and shall be given, in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that a meeting of the Company shall	63. An annual general meeting of the Company shall be called by at least 21 days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by at least 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify ~~the place,~~ the day, the hour and the agenda of the meeting and particulars of the resolutions to be considered at that meeting. Save for an electronic meeting, the notice shall specify the place of the meeting and if there is more than one Meeting Location as determined by the Board pursuant to Article 70A, the principal place of the meeting (the “Principal Meeting Place”). If the general meeting is to be a Hybrid Meeting or an electronic meeting, the notice shall

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
	notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed: (a) in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of any other meeting, by a majority in number of the Shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% of the total voting rights at the meeting of all Members.	include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting. ~~and in~~ In the case of special business, the notice shall also specify the general nature of that business~~, and~~. The notice shall be given, in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it can be demonstrated to the HK Stock Exchange that reasonable written notice can be given in less time, and it is so agreed: (a)

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of any other meeting, by a majority in number of the Shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% of the total voting rights at the meeting of all Members.

Appendix 3 paragraph 14(3) — That members must have the right to (a) speak at a general meeting; and (b) vote at a general meeting except where a member is required, by these Exchange Listing Rules, to abstain from voting to approve the matter under consideration.	Not applicable. This is a newly added article.	77. Shareholders must have the right to: (a) speak at general meetings of the Company; and (b) vote at a general meeting except where a Shareholder is required, by the Listing Rules, to abstain from voting to approve the matter under consideration.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Appendix 3 paragraph 15 — That a super-majority vote of the issuer’s members of the class to which the rights are attached shall be required to approve a change to those rights.	17. Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be varied with the consent in writing of the holders of three-fourths of the issued Shares of that Class or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by the holders of three-fourths of the issued Shares of that Class present in person or by proxy and voting at such meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the	17. Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be varied with the consent in writing ~~of the holders~~ of three-fourths of the voting rights of the ~~issued Shares~~ holders of that Class or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by the holders of three-fourths of the issued Shares of that Class present in person or by proxy and voting at such meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy holding at least one-third in nominal or par value

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
	relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of that Class shall on a poll have one vote for each Share of that Class held by him. For the purposes of this Article, the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.	amount of the issued Shares of the relevant Class ~~(but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum)~~ and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of that Class shall on a poll have one vote for each Share of that Class held by him. For the purposes of this Article, the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Appendix 3 paragraph 17 — That the appointment, removal and remuneration of auditors must be approved by a majority of the issuer’s members or other body that is independent of the board of directors.	137. The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.	~~137.~~ 138. ~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~ The Company shall at each annual general meeting appoint one or more firms of auditors to hold office until the conclusion of the next annual general meeting on such terms and with such duties as may be agreed with the Board. A Director, officer or employee of any such Director, officer or employee shall not be appointed auditors of the Company. The Board may fill any casual vacancy in the office of auditors, but while any such vacancy continues the surviving or continuing auditors (if any) may act. The appointment, removal and remuneration

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
of the auditors must be approved by a majority of the Company’s Shareholders at the annual general meeting or by other body that is independent of the Board, except that in any particular year the Company at general meeting (or such body independent of the Board as aforementioned) may delegate the fixing of such remuneration to the Board and the remuneration of any auditors appointed to fill any casual vacancy may be fixed by the Board.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Appendix 3 paragraph 19 — That HKSCC must be entitled to appoint proxies or corporate representatives to attend the issuer’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other shareholders, including the right to speak and vote.	87. If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual	~~87.~~ 88. If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company, at any general meeting ~~or~~ of any Class of Shareholders, or at any meeting of the creditors of the Company (if applicable), provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
	Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.	(or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to speak at general meetings and vote individually on a show of hands.

Appendix 3 paragraph 20 — That the branch register of members in Hong Kong shall be open for inspection by members but the issuer may be permitted to close the register on terms equivalent to section 632 of the Companies Ordinance.	7. (c) During the Relevant Period (except when the Register is closed), any Shareholder may inspect during business hours any Register maintained in Hong Kong without charge and require the provision to him of copies or extracts thereof in all respects as if the Company were incorporated under and were subject to the Companies Ordinance.	7. (c) During the Relevant Period (except when the Register is closed on terms equivalent to section 632 of the Companies Ordinance as at the date of the adoption of these Articles (or its equivalent provision from time to time)), any Shareholder may inspect during business hours any Register maintained in Hong Kong without charge and require the provision to him of copies or extracts thereof in all respects as if the Company were incorporated under and were subject to the Companies Ordinance.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Appendix 3 paragraph 21 — A super-majority vote of the issuer’s members in a general meeting shall be required to approve a voluntary winding up of an issuer.	157. If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.	~~157.~~ 158. Subject to the Companies Act, the Company may at any time and from time to time be wound up voluntarily by Special Resolution. If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

5.2	Key summary of the Proposed Amendments related to electronic general meetings and hybrid general meetings

In addition to the above Proposed Amendments related to Appendix 3 to the Listing Rules, a summary of the key Proposed Amendments related to electronic general meetings and hybrid general meetings is set out below.

Article 1

“electronic means” means sending or otherwise making available to the intended recipients of the communication in the electronic format;

“electronic meeting” means a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities;

“Hybrid Meeting” means a general meeting convened for the (i) physical attendance by Shareholders and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities;

“Meeting Location” has the meaning given to it in Article 70A;

“physical meeting” means a general meeting held and conducted by physical attendance and participation by Members and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations;

“Principal Meeting Place” shall have the meaning given to it in Article 63;

Article 2(g)

~~reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;~~ expressions referring to writing shall, unless the contrary opinion appears, be construed as including printing, lithography, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Companies Act and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or modes of representing or reproducing words partly in one visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Shareholder’s election comply with the Companies Act and all other applicable laws, rules and regulations;

Article 2(h)

reference to electronic facilities include, without limitation, online platform(s), website addresses, webinars, webcast, video or any form of conference call systems (telephone, video, web or otherwise);

Article 2~~(i)~~(j)

~~any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act;~~

references to a document being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by electronic communication or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

Article 2(l)

a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Shareholder or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Companies Act and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

Article 2(m)

references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Act or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

Article 2(n)

references to electronic facilities include, without limitation, website addresses, webinars, webcast, video or any form of conference call system (telephone, video, web or otherwise);

Article 61(a)

~~At all times during the Relevant Period other than the year of the Company’s adoption of these Articles,~~ In each financial year during the Relevant Period, the Company shall ~~in each year~~ hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it.~~; and not more than 15 months (or such longer period as may be authorised by the HK Stock Exchange) shall elapse between the date of one~~ The Company shall hold the annual general meeting ~~of the Company and that of the next~~ within six months after the end of its financial year. The annual general meeting shall be held in the Relevant Territory or elsewhere as may be determined by the Board and at such time and place as the Board shall appoint. All general meetings (including an annual general meeting, any adjourned meeting or postponed meeting) may be held as a physical meeting in the Relevant Territory or elsewhere as may be determined by the Board, and at one or more locations as provided in Article 70A, as a Hybrid Meeting or as an electronic meeting, as may be determined by the Board in its absolute discretion.

Article 62(e)

A general meeting convened as aforesaid by requisitionists shall be convened as a physical meeting at only one location which will be the Principal Meeting Place ~~in the same manner~~ as nearly as possible as that in which general meetings are to be convened by Directors.

Article 63

An annual general meeting of the Company shall be called by at least 21 days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by at least 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify ~~the place,~~ the day, the hour and the agenda of the meeting and particulars of the resolutions to be considered at that meeting. Save for an electronic meeting, the notice shall specify the place of the meeting and if there is more than one Meeting Location as determined by the Board pursuant to Article 70A, the principal place of the meeting (the “Principal Meeting Place”). If the general meeting is to be a Hybrid Meeting or an electronic meeting, the notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting. ~~and in~~ In the case of special business, the notice shall also specify the general nature of that business~~, and~~. The notice shall be given~~,~~ in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it can be demonstrated to the HK Stock Exchange that reasonable written notice can be given in less time, and it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of any other meeting, by a majority in number of the Shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% of the total voting rights at the meeting of all Members.

Article 68

The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company. The chairman of a general meeting (be it a physical meeting, a Hybrid Meeting or an electronic meeting) may attend, preside as chairman at, and conduct proceedings of, such meeting by means of electronic facilities.

Article 70

Subject to Article 70C, the chairman may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or indefinitely) and from place to place(s) and/or from one form to another (a physical meeting, a Hybrid Meeting or an electronic meeting), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting (specifying the details as set out in Article 63) shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Article 70A

(1)

The Board of Directors may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Locations”) determined by the Board. Any Shareholder or any proxy attending and participating in such way or any Shareholder or proxy attending and participating in an electronic meeting or a Hybrid Meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

(2)	All general meetings are subject to the following and, where applicable, all references to a “Shareholder” or “Shareholders” in this sub-paragraph (2) shall include a proxy or proxies respectively:

(a)

where a Shareholder is attending a meeting at the Meeting Location and/ or in the case of a Hybrid Meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(b)

Shareholders present in person or by proxy at a Meeting Location and/or Shareholders attending and participating in an electronic meeting or a Hybrid Meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Shareholders at all Meeting Locations and Shareholders participating in an electronic meeting or a Hybrid Meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

(c)

where Shareholders attend a meeting by being present at one of the Meeting Locations and/or where Shareholders participating in an electronic meeting or a Hybrid Meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a Hybrid Meeting, the inability of one or more Shareholders or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting; and

(d)

if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place and/or in the case of a Hybrid Meeting, the provisions of these Articles concerning the service and giving of notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the notice for the meeting.

Article 70B

The Board and, at any general meeting, the chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participation in an electronic meeting or a Hybrid Meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Shareholder who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Shareholder so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

Article 70C

If it appears to the chairman of the general meeting that:

(a)

the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 70A(1) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting; or

(b)	in the case of an electronic meeting or a Hybrid Meeting, electronic facilities being made available by the Company have become inadequate; or

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then, without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at his/her absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

Article 70D

The Board and, at any general meeting, the chairman of the meeting may make any arrangement and impose any requirement or restriction the Board or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Shareholders shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

Article 70E

If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the notice calling the meeting, they may change or postpone the meeting to another date, time and/or place and/or change the electronic facilities and/or change the form of the meeting (a physical meeting, an electronic meeting or a Hybrid Meeting) without approval from the Members. Without prejudice to the generality of the foregoing, the Directors shall have the power to provide in every notice calling a general meeting the circumstances in which a postponement of the relevant general meeting may occur automatically without further notice, including without limitation where a number 8 or higher typhoon signal, black rainstorm warning or other similar event is in force at any time on the day of the meeting. This Article shall be subject to the following:

(a)

when a meeting is so postponed, the Company shall endeavour to post a notice of such postponement on the Company’s website as soon as practicable (provided that failure to post such a notice shall not affect the automatic postponement of a meeting);

(b)

when only the form of the meeting or electronic facilities specified in the notice of the general meeting are changed, the Board shall notify the Shareholders of details of such change in such manner as the Board may determine;

(c)

when a meeting is postponed or changed in accordance with this Article, subject to and without prejudice to Article 70, unless already specified in the original notice of the meeting, the Board shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the postponed or changed meeting and shall notify the Shareholders of such details in such manner as the Board may determine; further all proxy forms shall be valid (unless revoked or replaced by a new proxy) if they are received as required by these Articles not less than 48 hours before the time of the postponed meeting; and

(d)

notice of the business to be transacted at the postponed or changed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, provided that the business to be transacted at the postponed or changed meeting is the same as that set out in the original notice of general meeting circulated to the Shareholders.

Article 70F

All persons seeking to attend and participate in an electronic meeting or a Hybrid Meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 70C, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

Article 77A

Votes (whether on a show of hands or by way of poll) may be casted by such means, electronic or otherwise, as the Directors or the chairman of the meeting may determine.

Article ~~83~~84

(1)

The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy. If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to the proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings and purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

(2)

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, or such document and/ or information shall be provided to the Company through the electronic address provided in accordance with paragraph (1) above:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)

in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)

where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

6.	GENERAL

The Cloud Services Agreement and the Collaboration Agreements are subject to independent Shareholders’ approval and the Company will be seeking such approval from the independent Shareholders at the AGM. The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the independent Shareholders as to the Cloud Services Agreement, the Collaboration Agreements and the transactions contemplated thereunder (including the proposed annual caps). The Company has appointed Gram Capital as the Independent Financial Adviser to advise the Independent Board Committee and the independent Shareholders. In addition, the grant of the share repurchase mandate and the issuance mandate as well as the adoption of the new Articles of Association, are subject to Shareholders’ approval and the Company will be seeking such approval from the Shareholders at the AGM.

Tencent is one of the substantial Shareholders of the Company, which, as of February 28, 2022, held 11.2% of the total issued and outstanding Shares. Accordingly, Tencent will be required to abstain from voting on the ordinary resolutions proposed to be passed at the AGM for approving the Cloud Services Agreement, the Collaboration Agreements and the transactions contemplated thereunder. To the best of the Director’s knowledge, information and belief having made all reasonable enquiries, save as disclosed above, no other Shareholders will be required to abstain from voting in respect of the aforementioned ordinary resolutions to be proposed at the AGM.

A circular containing, among other things, (i) further details of the continuing connected transactions contemplated under the Collaboration Agreements and the Cloud Services Agreement, (ii) recommendations of the Independent Board Committee in relation to the Collaboration Agreements and the Cloud Services Agreement, (iii) the advice of Gram Capital in relation to the Collaboration Agreements and the Cloud Services Agreement; (iv) further information in relation to the proposed adoption of the new Articles of Association, (v) further details of the share repurchase mandate and issuance mandate, and (vi) a notice convening the AGM will be published on the websites of the Stock Exchange and the Company as soon as practicable in accordance with the Listing Rules. The Company will make further announcement(s) to inform the Shareholders of the results of the AGM, and as and when appropriate.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2018 Share Incentive Plan”	the Company’s 2018 share incentive plan adopted in February 2018 as amended from time to time

“ACG”	anime, comics and game

“ADS(s)”	American Depositary Shares (each representing one Class Z Ordinary Share)

“Affiliate”	means a company that directly, indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company and includes any company which is (a) the holding company of the Company; or (b) a subsidiary of holding company of the Company; or (c) a subsidiary of the Company (including, for the avoidance of doubt, a company that is treated as a subsidiary by virtue of it being controlled through contractual arrangements); or (d) a fellow subsidiary of the Company; or (e) the controlling shareholder of the Company; or (f) a company controlled by the controlling shareholder of the Company; or (g) a company controlled by the Company; or (h) an associated company of the holding company of the Company; or (i) an associated company of the Company; or (j) associated company of controlling shareholder of the Company;

“AGM”	the annual general meeting to be convened by the Company on or around June 30, 2022

“Articles of Association”	the seventh amended and restated memorandum and articles of association of the Company adopted on September 1, 2021, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Business Day”	a day on which the Stock Exchange is open for the business of dealing in securities

“CAGR”	compound annual growth rate

“Chaodian Culture”	Shanghai Chaodian Culture Communication Co., Ltd. (上海超電文化傳播有限公司), a company incorporated under the laws of PRC on April 4, 2014 and one of the Company’s Consolidated Affiliated Entities

“China Literature”	China Literature Limited (閱文集團), an exempted company incorporated in the Cayman Islands with limited liability on April 22, 2013, whose shares are listed on the Main Board of the Stock Exchange (stock code: 772), and a subsidiary of Tencent

“China Literature Group”	China Literature together with its subsidiaries (including Shanghai Yueting)

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting

“Cloud Services Agreement”	the framework agreement entered into on April 29, 2022 between the Company and Tencent Computer in relation to cloud services and other technical services to be provided by the Tencent Computer Group to the Company

“Collaboration Agreements”	the framework agreements entered into on April 29, 2022 between the Company and (i) Tencent Computer, (ii) Douyu, (iii) Guangzhou Huya, (iv) Tianwen Kadokawa, (v) Shanghai Yueting, (vi) TME Tech Shenzhen and (vii) TJ Sports, in relation to IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions

“Company”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Companies Act”	the Companies Act of the Cayman Islands as amended from time to time

“Consolidated Affiliated Entities” or “VIEs”	the entities the Company controls through the Contractual Arrangements, including Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and their respective subsidiaries (each a “Consolidated Affiliated Entity” or “VIE”)

“Director(s)”	the director(s) of the Company

“Douyu”	DouYu International Holdings Limited, a company listed on Nasdaq (Ticker Symbol: DOUYU), in which, as of March 31, 2022, Tencent indirectly held approximately 38.0% of its total outstanding ordinary shares, representing 38.0% of its total voting power

“Effective Date”	the date, expected to be October 3, 2022, on which the Proposed Conversion will become effective

“Global Share Plan”	the Company’s global share incentive plan adopted in November 2014

“GMV”	gross merchandise value

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“Guangzhou Huya”	Guangzhou Huya Information Technology Co., Ltd. (廣州虎牙信息科技有限公司), a consolidated affiliated entity of HUYA Inc., a company listed on The New York Stock Exchange, (NYSE: HUYA), in which, as of March 31, 2022, Tencent indirectly held 47.0% of its total issued and outstanding share capital, representing 70.1% of its aggregate voting power

“HKFRS”	Hong Kong Financial Reporting Standards

“Hode Information Technology”	Shanghai Hode Information Technology Co., Ltd. (上海幻電信息科技有限公司), a company incorporated under the laws of PRC on May 2, 2013 and one of the Company’s Consolidated Affiliated Entities

“Huya Group”	HUYA Inc., a company listed on The New York Stock Exchange, (NYSE: HUYA) and its subsidiaries

“IFRS”	International Financial Reporting Standards

“IP”	intellectual property

“Independent Board Committee”	the independent committee of the Board, comprising Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding, being the independent non-executive Directors, established to advise the independent Shareholders on the Cloud Services Agreement and Collaboration Agreements, and the transactions contemplated thereunder (including the proposed annual caps)

“Independent Financial Adviser” or “Gram Capital”	Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on Corporate Finance) regulated activity under the SFO, which has been appointed as the independent financial adviser (i) to the Company pursuant to the Rule 14A.52 of the Listing Rules; and (ii) to the Independent Board Committee and the independent Shareholders in respect of the Cloud Services Agreement and Collaboration Agreements, and the transactions contemplated thereunder (including the proposed annual caps)

“iResearch”	Shanghai iResearch Co., Ltd, China, an independent and a PRC-based market research institution that provides consumer insights and market data to companies in various industries, including mobile internet, big data, information technology, e-commerce, advertising, etc.

“iResearch E-sports Report”	China’s E-sports Industry Report published by iResearch in April 2021

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time

“MAU”	monthly active users

“MPU”	monthly paying users

“Nasdaq”	Nasdaq Global Select Market

“Onshore Holdco”	companies owned by the Registered Shareholders and controlled by the Company through Contractual Arrangements, including, among others, Shanghai Kuanyu, Hode Information Technology and Chaodian Culture

“Payment Services Agreement”	the framework agreement entered into on April 29, 2022 between the Company and Tencent Computer in relation to payment services to be provided by the Tencent Computer Group through its payment channels to the Company

“Proposed Conversion”	the Company’s proposed voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange

“Prospectus”	the Company’s prospectus published on March 18, 2021 in connection to its offering of shares for subscription by the public in Hong Kong

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Listing Rule 8A.24, being: (i) any amendment to the Company’s memorandum of association or Articles of Association, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“Shanghai Kuanyu”	Shanghai Kuanyu Digital Technology Co., Ltd. (上海寬娛數碼科技有限公司), a company incorporated under the laws of PRC on August 12, 2005 and one of the Company’s Consolidated Affiliated Entities

“Shanghai Yueting”	Yueting Information Technology (Shanghai) Co., Ltd. (閱霆信息技術（上海）有限公司), an indirectly wholly-owned subsidiary of China Literature

“Share(s)”	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs, as approved by the Securities and Futures Commission of Hong Kong (as amended from time to time)

“Tencent”	Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 700), one of the substantial Shareholders of the Company

“Tencent Computer”	Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司), a subsidiary of Tencent

“Tencent Computer Group”	the Tencent Group but excluding the China Literature Group, the TME Group, TJ Sports and the Huya Group

“Tencent Group”	Tencent and its subsidiaries

“Tianwen Kadokawa”	Guangzhou Tianwen Kadokawa Animation & Comics Co., Ltd. (廣州天聞角川動漫有限公司), which is indirectly held by Tencent as to 38.7%

“TJ Sports”	TJ Sports Ltd. (騰競體育文化發展 (上海) 有限公司), an indirect subsidiary of Tencent

“TME”	Tencent Music Entertainment Group, a company listed on The New York Stock Exchange (NYSE: TME), in which, as of April 19, 2022, Tencent beneficially owned 9.6% of its outstanding Class A ordinary shares and 95.7% of its outstanding Class B ordinary shares, representing in the aggregate 90.4% of its total voting power (calculating using the beneficial ownership information in the Amendment No.2 to Schedule 13G filed by Tencent with the U.S. Securities and Exchange Commission on February 10, 2022)

“TME Group”	TME and its subsidiaries

“TME Tech Shenzhen”	Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (騰訊音樂娛樂科技（深圳）有限公司), part of the TME Group and an indirect subsidiary of Tencent

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. GAAP”	Generally Accepted Accounting Principles in the U.S.

“Waivers”	exemptions and waivers sought by the Company in connection to the Proposed Conversion set out in paragraph 1.3 above

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, May 2, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Mr. Yi XU and Ms. Ni LI as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.